COMMERZBANK
AKTIENGESELLSCHAFT
NEW YORK BRANCH

2 World Financial Center
NEW YORK, NY 10281-1050
Telephone (212) 266-7200

02 MAY -6 AM 8:05

April 23, 2002

Office of International Corpora
Division of Corporate Finance
Securities and Exchange Comm
450 Fifth Street, N.W.
Washington, D.C. 20549

02028773

SUPPL

Commerzbank AG (File No. 82-2523)
Information Furnished Under Rule 12g3-2(b)

Dear Sirs:

On behalf of Commerzbank AG, a non-U.S. issuer exempt from registration under the Securities and Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder, we have enclosed an English language press release, published by several wire services regarding Commerzbank which could substantially influence the stock exchange price of the Commerzbank share. This material is furnished pursuant to Rule 12g3-2(b).

If you have any questions concerning the above, please do not hesitate to telephone the right undersigned at (212)400-5849.

Very truly yours,
COMMERZBANK AG
NEW YORK BRANCH

PROCESSED
MAY 1 5 2002
THOMSON
FINANCIAL

Steven Troyer
Vice President & Counsel (USA)

Daniela Machado
Assistant Cashier

enclosure

dlw 5/6

COMMERZBANK
CENTRAL LEGAL DEPARTMENT

TELEFAX

To	The Bank of New York, London Mr Nuno da Silva UBS AG, Zurich Mr Erich Thomasberger UBS AG, London Ms Karen Gawn Mrs Rajmattie Mangroo Hamada & Matsumoto, Tokyo Mr Hideaki Tanaka Commerzbank AG New York Branch Renée Pecot-Xenakis Assistant Treasurer *Please forward urgently!*
From	Commerzbank AG Legal Services Stock Exchange Listings Christina Gerhardt 60261 Frankfurt am Main Telephone: (49 69) 13 6 - 2 20 43 Telefax no.: (49 69) 13 6 - 2 92 99
Date	April 9, 2002
Re:	**Commerzbank Aktiengesellschaft, Frankfurt am Main** **Press conference** Please find attached the press release with regard to the annual results of Commerzbank. We kindly ask you to arrange for distribution according to the relevant stock exchange provisions.
Total no. of pages (incl. this page)	

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COMMERZBANK

Press Releases

April 9, 2002

Commerzbank confident for 2002

After the most difficult year in two decades for the entire banking industry, Commerzbank is confident again as regards 2002. The bank is making distinct progress above all on the cost front. In the first quarter of 2002, total operating expenses were lower than a year earlier. For the year as a whole, the board of managing directors expects a pre-tax profit of between 700m and 800m euros. This figure does not take into consideration possible disposals of shareholdings and income from the removal of the mortgage-bank subsidiary Rheinhyp from the list of consolidated companies. Klaus-Peter Müller, chairman of the bank's management board, put the pre-tax profit for the first quarter at 150m euros.

Costs effectively curbed

At the press conference presenting the bank's 2001 results on April 9, Mr. Müller went on to say that, although it was a difficult year for banks, Commerzbank is not a fair-weather bank that is unable to cope with spells of bad weather. Commentaries claiming that German banks in general are suffering a serious crisis present a false picture in his opinion. It is certainly true that German banks have a considerable handicap compared with their international competitors, as the protectorate of the public-sector banks has prevented reforms and consolidation processes in Germany. To this extent, the earnings performance of its banks is in fact weak.

Commerzbank has responded to the more difficult overall situation in the form of a broad cost-cutting offensive and an earnings offensive under the project name of CB 21. In the meantime, successes are clearly evident on the cost side. The bank's aim is to reduce its operating expenses to their 2000 level. Apart from various organizational measures and the cutting of 3,400 jobs, further streamlining of the branch network will play a role in this connection.

By the end of this year, the number of branches in Germany will be reduced to 725 - 200 fewer than two years previously. These figures demonstrate that Commerzbank is persisting with its efforts, begun in autumn 2000, to reshape the group as a lean, flexible and modern provider of financial services in the heart of Europe. Mr. Müller said that it was an expression of this confidence that the bank, despite a weak 2001, has decided to pay a halved dividend of 0.40 euros. He also regarded this distribution as a kind of continuity in dividend payments for Commerzbank's many private shareholders, who remained loyal even while the share price was falling.

Support for Mittelstand companies

In addition to its current expenses, Commerzbank had to shoulder a series of non-recurring items last year, such as a substantial contribution to the German Business Foundation Initiative; the cost of the changeover to euro notes and coins; and restructuring expenses of 282m euros, primarily for staff reductions and branch closures. In addition, provisioning was increased by just over a third. In terms of its total lending, however, Commerzbank still has a fairly low provisioning ratio of 0.39%. Provisioning was much higher for smaller Mittelstand businesses, or SMEs, in particular. "However, this does not mean that we intend to withdraw from this segment, but rather that we must scrutinize firms more closely and more selective", explained Mr. Müller, confirming his commitment to smaller companies. In any case, he added, complaints that the country's leading banks are supposedly refusing to lend to Mittelstand firms has nothing in common with reality at Commerzbank. In fact, the bank has increased its lending to such clients by an annual 12% to 18% over the past three years. Commerzbank's goal is still to become Germany's number one bank for SMEs.

All told, i.e. once all the expenses are deducted from income, which was adversely affected by economic performance and the weakness of the stock market, Commerzbank achieved a pre-tax profit of 43m euros for 2001. With tax income included, and the profits attributable to minority interests deducted, the

consolidated net profit for the year amounts to 102m euros.

Press release archive